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NEWS RELEASE
FOR IMMEDIATE RELEASE

                 WEYERHAEUSER COMPANY AND WILLAMETTE INDUSTRIES
                        SIGN DEFINITIVE MERGER AGREEMENT
             COMBINATION CREATES $19 BILLION FOREST PRODUCTS LEADER

    FEDERAL WAY, Wash. and PORTLAND, Ore., January 28, 2002--Weyerhaeuser Company (NYSE: WY) and Willamette Industries, Inc. (NYSE: WLL) today announced that the two companies have entered into a definitive merger agreement under which Weyerhaeuser will acquire all of the outstanding shares of Willamette for $55.50 per share in cash, giving the transaction a total equity value of approximately $6.2 billion. Weyerhaeuser will also assume approximately
$1.7 billion of Willamette debt.

    Under the terms of the agreement, Weyerhaeuser's wholly owned subsidiary, Company Holdings, Inc., has increased the price of its tender offer to purchase all outstanding shares of Willamette common stock to $55.50 per share in cash. Willamette's Board of Directors has unanimously approved the tender offer and the merger and recommended that Willamette shareholders tender their shares into the offer. Following the completion of the tender offer, Weyerhaeuser intends to consummate a second step merger in which all remaining Willamette shares will be converted into the right to receive the same cash price paid in the tender offer.

    Steven R. Rogel, chairman, president, and chief executive officer of Weyerhaeuser, said, "We are very excited about the combination of Weyerhaeuser and Willamette, which will create the premier forest products company--headquartered in the Pacific Northwest. A combination of Willamette and Weyerhaeuser creates a company with high quality management and assets focused in complementary products. We will benefit from sharing the best practices of two industry leaders. The transaction will strengthen our core businesses, by enhancing our leadership in containerboard packaging, uncoated free sheet, building material businesses and timberlands.

    "I have had the privilege of working with employees of both companies and I am confident that we will be able to successfully integrate and build a stronger, more efficient company. Employees of both companies care deeply about their customers, their fellow workers and the communities in which they live. The high importance Willamette places on these values is one of the many reasons why we believe Weyerhaeuser and Willamette are a great fit," Rogel added.

    William Swindells, chairman of the Willamette Board, said, "After careful consideration of our strategic alternatives, our Board has decided that accepting Weyerhaeuser's revised offer is in the best interests of our shareholders. We believe Willamette's track record of delivering shareholder value is second to none in the industry, largely due to the tremendous dedication of our employees. We expect that they will have much to contribute to Weyerhaeuser's future success."

    The transaction is not conditioned on financing. The acquisition will be financed through commitments provided by Morgan Stanley and JP Morgan.
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    Weyerhaeuser has amended its tender offer for all Willamette's outstanding common stock to increase the offer price to $55.50 per share in cash. The expiration date of the tender offer is now set as 12:00 midnight, New York City time, on Friday, February 8, 2002. The amended tender offer is subject to the terms and conditions contained in the merger agreement, including a minimum tender condition requiring the tender of a majority of all outstanding shares of Willamette common stock on a fully diluted basis. The Willamette shareholder rights plan has been rendered inapplicable to Weyerhaeuser's offer and the business combination. As previously announced, the Hart-Scott-Rodino waiting period applicable to the combination has expired. Willamette will mail its formal recommendation to shareholders that they tender into the offer at the same time Weyerhaeuser mails its revised tender offer materials.

    Morgan Stanley acted as financial advisor and Cravath, Swaine & Moore acted as legal advisor to Weyerhaeuser. Goldman Sachs acted as financial advisor and Simpson Thacher & Bartlett acted as legal advisor to Willamette.

    IMPORTANT INFORMATION

    Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $55.50 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, February 8, 2002. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

    Willamette Industries is an integrated forest products company with 106 plants, located in the U.S., France, Ireland and Mexico. The Company owns
1.7 million acres of forestland in the U.S. and manages it sustainably to produce building materials, composite wood panels, fine paper, office paper products, and corrugated packaging and grocery bags.

    Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Willamette contacts:

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Analysts                                                  Media
Greg Hawley                  Paul Verbinnen/David Reno/   Jackie Lang
Willamette Industries        Jim Barron                   Willamette Industries
(503) 273-5640               Citigate Sard Verbinnen      (503) 721-2769
                             (212) 687-8080
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Weyerhaeuser contacts:

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
Analysts                                                  Media
Kathryn McAuley              Joele Frank / Jeremy Zweig   Bruce Amundson
Weyerhaeuser                 Joele Frank, Wilkinson       Weyerhaeuser
(253) 924-2058               Brimmer Katcher              (253) 924-3047
                             (212) 355-4449
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